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[SCI ENGINEERED MATERIALS LOGO]


              AN OPERATING UNIT OF SUPERCONDUCTIVE COMPONENTS, INC. 2839 Charter St., Columbus, Ohio 43228
              Phone: (614) 486-0261, 1-800-346-6567 Fax: (614) 486-0912
              www.SCIEngineeredMaterials.com


May 24, 2005

Ms. Michele Gohlke
Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

                  Re:      Superconductive Components, Inc.
                           Form 10-KSB for the year ended December 31, 2004 Filed March 31, 2005
                           File No. 000-31641

Dear Ms. Gohlke:

We have received the comments to the Form 10-KSB filed by Superconductive Components, Inc. (the "Company") for the year ended December 31, 2004, as set forth in your letter dated May 13, 2005.

Your questions relate to Item 1 - Financial Statements. Note 2 refers to the Summary of Significant Accounting Policies and your questions are specific to Revenue Recognition on page F-11. Our responses to your comments in this letter are numbered to correspond to the numbers contained in your May 13, 2005 letter.

     1. In response to your comment, we have reviewed adjustments to revenue for the three year period ended December 31, 2004 and have determined that the only provisions recognized for product sales pertain to discounts and returns. For all future filings, we will remove the reference to other adjustments since we have determined that there are no other adjustments other than discounts or returns.

     2. In response to your comment, most of our contracts are fixed fee research contracts. We submit a proposal that includes the total number of hours, which is used to compute direct labor costs and related payroll costs, direct costs associated with the contract, and our actual overhead rate using the direct labor hours. We are then awarded a contract for the sum of our total costs with no gross margin. These contracts range from six months to three years and include milestones and monthly, quarterly or other reporting criteria within the contract period with a final report due at the end of the contract. We continually monitor our progress on these contracts as to hours incurred, estimated hours to complete, costs incurred with estimates to complete and a comparison of milestones achieved based on our anticipated timeline. Using these guidelines, we use the

[SCI ENGINEERED MATERIALS LOGO]


              AN OPERATING UNIT OF SUPERCONDUCTIVE COMPONENTS, INC. 2839 Charter St., Columbus, Ohio 43228
              Phone: (614) 486-0261, 1-800-346-6567 Fax: (614) 486-0912
              www.SCIEngineeredMaterials.com



         percentage of completion method to account for these contracts. We will revise future filings to identify that we utilize the percentage of completion method and identify factors used in assessing our progress on these contracts.

     3. In response to your comment, some of the research contracts provided to third parties relate to contracts for products that are manufactured by the Company in our capacity as a subcontractor. A third party research contract in 2004 included estimated quantities that were to be required over the contract period for our total amount of estimated revenues and costs. However, we were only required to manufacture and ship product inventory based on specific requests by the contractor. In accordance with the provisions of the contract, we billed 50% of our total costs on a monthly basis for work performed in connection with this contract. As a result, the Company disclosed negative margin in connection with this research contract. During 2004, one of the other parties to this contract terminated the contract. The Company recorded all related revenue and expenses in connection with the contract at the time of the contract termination notification. We will revise future filings to identify our accounting policy for loss contracts.

The Company acknowledges the following:

         - The Company is responsible for the adequacy of the disclosure in the filings;

         - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions feel free to contact me at 614/486-0261.

Sincerely,


/s/ Gerald S. Blaskie
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Gerald S. Blaskie
Chief Financial Officer
Superconductive Components, Inc.